November 10, 2009

Romolo Santarosa
Executive Vice President and Chief Financial Officer
First California Financial Group, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, CA 91361

   Re: **First California Financial Group, Inc.**
     Form 10-Q for Fiscal Period Ended March 31, 2009
     Filed June 30, 2009
     File No. 000-52498

Dear Mr. Santarosa:

  We have completed our review of your Form 10-Q for Fiscal Period Ended March 31, 2009 and have no further comments at this time.

        Sincerely,

        John P. Nolan
        Senior Assistant Chief Accountant